UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-11311
Lear Corporation
(Exact name of registrant as specified in its charter)
21557 Telegraph Road
Southfield, Michigan 48033
(248) 447-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $0.01 Per Share*
Series A Junior Participating Preferred Stock, Par Value $0.01 Per Share*
Preferred Share Purchase Rights*
(Title of each class of securities covered by this Form)
Common Stock, Par Value $0.01 Per Share*
Warrants to Purchase Common Stock, Par Value $0.01 Per Share*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None

*	On November 9, 2009 (the “Effective Date”), the First Amended Joint Plan of Reorganization of Lear Corporation (“Lear”) and certain of its United States and Canadian subsidiaries (the “Plan”), as confirmed by an order of the United States Bankruptcy Court for the Southern District of New York entered on November 5, 2009, became effective. Pursuant to the Plan, on the Effective Date: (i) all equity securities of Lear issued and outstanding immediately prior to the Effective Date were cancelled, including (a) the common stock, par value $0.01 per share (the “Old Common Stock”), (b) the Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Old Preferred Stock”), and (c) the preferred share purchase rights (the “Rights”) and (ii) common stock, par value $0.01 per share, of Lear (the “New Common Stock”) and warrants to purchase the New Common Stock (the “Warrants”) were issued for distribution in accordance with the Plan. Accordingly, Lear has filed registration statements on Form 8-A to register the New Common Stock under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the Warrants under Section 12(g) of the Exchange Act, respectively, and is filing this Form 15 to terminate the registration of the Old Common Stock, the Old Preferred Stock and the Rights under Section 12(g) of the Exchange Act and suspend its duty to file reports under Section 13 and 15(d) of the Exchange Act in connection with such Old Common Stock, Old Preferred Stock and the Rights.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lear Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2009	LEAR CORPORATION
	By:	/s/ Matthew J. Simoncini
		Name:	Matthew J. Simoncini
		Title:	Senior Vice President and Chief Financial Officer